February 13, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

Notice regarding Repurchase of Own Shares
(Repurchase of Own Shares pursuant to Section 2 of Article 165 of the Company Law)

MINEBEA MITSUMI Inc. hereby announces that its Board of Directors has resolved at a meeting held on February 13, 2017 to repurchase its own shares pursuant to Article 156 of the Company Law in accordance with Section 3 of Article 165 of the Law.

1. Reason for Repurchase
In order to reduce the dilution of our shares resulting from a share exchange related to the business integration with MITSUMI ELECTRIC CO., LTD.

2. Details of Repurchase
(1) Type of shares to be repurchased:	Shares of common stock of MINEBEA MITSUMI Inc.
(2) Aggregate number of shares to be repurchased:	Up to a maximum of 12 million shares
(Ratio of aggregate number of shares to be repurchased to number of shares outstanding (excluding treasury shares): 2.82%)
(3) Aggregate amount of repurchase:	Up to a maximum of 15 billion yen
(4) Period of repurchase:	From February 14, 2017 to September 22, 2017

(Reference) Situation of treasury shares as of January 31, 2017:
Number of shares outstanding
(excluding treasury shares):	426,084,531 shares
Number of treasury shares:	996,075 shares